SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Full Year and 4th Quarter 2019 Earnings Presentation.

FULL YEAR & 4th QUARTER 2019
EARNINGS WEBCAST MARCH 6TH, 2020
Ypf
TRANSFORMAING LIVES THROUGH ENERGY

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For Q1, Q2, Q3 and Q4 of 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

2019 HIGHLIGHTS Weak economic activity and high inflation Crude oil price volatility + freeze on local prices Capital controls Presidential elections & government transition Low natural gas prices CONTEXT FY Revenues of USD 13.7 BN (-11.5%) FY Adj. EBITDA(1)(2) of USD 3.6 BN (-18.2%) FY CAPEX of USD 3.5 BN (+5.2%) Natural Gas impairment of USD 540 MM in Q3 2019 FY Adj. Operating cash flow(2) of USD 4.3 BN (-0.5%) YPF PERFORMANCE Adjusted EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of property, plant and equipment Excludes IFRS 16 and IAS 29 effects.

Shifted focus from natural gas to oil Accelerated shale oil production reducing break-even prices Deployed first stage of EOR development Gas exports to Chile and FLNG FID of underground gas storage Active portfolio management Strong cash generation Successfully managed short term maturities 2019 HIGHLIGHTS

SAFETY AND SUSTAINABILITY IS A CORE VALUE IN CORPORATE STRATEGY

YPF

ESG 2019 HIGHLIGHTS

- IFR[1] decreased to 0.44
- On track with 10% CO_2 emissions intensity reduction by 2023
- IMO 2020 compliant
- First wind farm in operation and additional three under construction
- First Diversity Report
- Included in BYMA's Corporate Governance Panel and BYMA's Sustainability Index


YPF
YPF

DOW JONES SUSTAINABILITY INDEX[2]

Oil & Gas Upstream & Integrated Industry


YPF score by RobecoSAM
DJSI OGX Industry Average
TOP 15 IN THE INDUSTRY
100
90
80
70
60
50
40
30
20
10
0
46
9
44
42
66
42
2017
2018
2019

(1) # of people injured for each million hours worked

(2) YPF is not part of the Dow Jones Sustainability Index. YPF was assessed by RobecoSAM for the first time in 2018 using the DJSI criteria.

5

Reserve Replacement Ratio 96% RESERVE REPLACEMENT SUPPORTED BY SHALE DEVELOPMENTS Shale representing 31% of total reserves; (vs. 19% in 2018) EVOLUTION HYDROCARBON PROVED RESERVES (MBOE) 2019 PROVED RESERVES Crude oil + NGL 63% Natural Gas 37%

RAMP-UP IN SHALE ACTIVITY; ACCOUNTING FOR 18% OF TOTAL PRODUCTION 16 ACTIVE RIGS Dec-19 NET SHALE O&G PRODUCTION (KBOE/D) +71.9% 123 NEW WELLS IN 2019 31 NEW WELLS IN Q4 2019 -3.0% TOTAL PRODUCTION (KBOE/D)

WORLD CLASS SHALE OIL PRODUCTIVITY; OPPORTUNITY FOR FURTHER COST REDUCTIONS DEVELOPMENT COST (1) Selected key plays in USA, data of 2018 (2) The chart includes only oil wells. Oil wells are defined as wells that in the first 6 months of production have GORs ranging from 0-260 m3/m3 (0 – 1,460 scf/bbl) USA data was provided by IHS Markit Oil window wells(2) (KBOE/100M stimulated lateral) PRODUCTIVITY Oil window wells(2) (USD/BOE) VS. Loma Campana (LC) La Amarga Chica (LACH) USA plays(1) LACH LC Bakken Bone Spring Stack Wolfcamp Midland Wolfcamp Delaware Eagleford Woodbine BS SE Bandurria Sur South East (BS SE)

BUYER SELLER STAKE ACQ. 50% 50% 50% 49% 50% 100% 24.5% each 5.5% each BANDURRIA SUR: EXAMPLE OF VALUE CREATION SELECTED VACA MUERTA TRANSACTIONS (USD/acre) Loma Campana 2013 La Amarga Chica 2014 Bajada de Añelo 2017 Bandurría Sur 2017 Bajo del Toro 2017 Aguada del Chañar 2019 Bandurría Sur 2020 AREA KEY FACTS Surface Area 56,229 acres / 227,55 km2 License term 35 years since July 2015 Committed investments USD 360 MM (18 wells) due July 2020, already fulfilled Operator YPF Bandurría Sur 2020 Mejora mapa o o o o o o o o o o LACH LC ADCH Bandurria Sur area Producing pads o

NEW WELLS IN 2020E 2020: FOCUS ON ACCELERATING SHALE OIL DEVELOPMENTS FROM CORE HUB FULL FIELD DEVELOPMENTS OIL PRODUCTION (KBBL/D) LOMA CAMPANA LA AMARGA CHICA BANDURRIA SUR LOMA CAMPANA LA AMARGA CHICA BANDURRIA SUR 101 GROSS PRODUCTION Dec-2020E ~155 KBOE/D GROSS CAPEX 2020E ~1.8 BN USD RIGS 11

TERTIARY RECOVERY (EOR) DEVELOPMENTS AFTER PROMISING PILOT RESULTS GRIMBEEK EXPANSION (BBL/D) FULL EOR POTENTIAL (BBL/D) USD 150 MM POLYMER INJECTION UNITS IN OPERATION (BBL/D) 2019 EOR ACTIVITY INVESTMENT 29 MM bbl EXPECTED INCREMENTAL PRODUCTION 10 PIU Beginning of response

NATURAL GAS PRODUCTION (MM3/D) GAS REALIZATION PRICE (USD/MMBTU) NATURAL GAS: LOWER-PRICE ENVIRONMENT PARTIALLY OFFSET BY LOWER CURTAILMENTS 2019 SALES VOLUME MIX INDUSTRY 32% DISCO 36% GENCO 27% EXPORTS 4% CNG 1%

SLIGHTLY LOWER DEMAND OF FUELS; PRICES BELOW IMPORT PARITY SALES OF REFINED PRODUCTS (KM 3) -1.4% -1.4% -2.1% GAP FUELS BLENDED PRICE VS IMPORT PARITY(1) (% Difference) Import parity includes international reference price for heating oil, RBOB and biofuels, each of them weighted by YPF sales volumes of regular and premium diesel and gasoline. February 2020 : preliminary data

YPF LUZ: VALUE CREATION TO YPF SHAREHOLDERS INSTALLED CAPACITY (1) (MW) Projects under construction already funded Includes YPF LUZ 30.76% stake in Central Dock Sud S.A and 50% participation in Luz de León S.A (Cañadón León wind farm project) ADJUSTED EBITDA (In Millions of USD) +35% +21% +18% ~80% of revenues with long-term contracts Renewable energy representing 16% total capacity by end of 2020 No funding from YPF

Q4 2019 RESULTS AFFECTED BY FREEZE IN PRICES; INCREASE IN PRODUCTION ADJUSTED EBITDA (In Millions of USD) CAPEX (In Millions of USD) PRODUCTION (KBOE/D) -12.5% -31.1% +5.4% +7.1% REVENUES (In Millions of USD)

FINANCIAL DISCIPLINE: CASH PRESERVATION STRATEGY (3) Free Cash Flow = Cash Flow from Operations minus CAPEX minus M&A. CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) (2) (In Millions of USD) CUMULATIVE FREE CASH FLOW (3) (In Millions of USD) Cash and equivalents at the beginning of 2019 were converted to USD using the December 31, 2018 exchange rate of Ps 37.60 to U.S $1.00. Cash and equivalents at the end of 2019 were converted to USD using the December 31, 2019 exchange rate of Ps 59.79 to U.S $1.00. 2019 capex includes USD 199mn from M&A activities

MANAGING SHORT-TERM MATURITIES

YPF

PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) (2)
(In Millions of USD)



Bonds
Trade financing
Bank loans
1,246
1,557
1,436
711
484
625
1,497
1,010
1,256
Cash & Equivalents (3)
2020
2021
2022
2023
2024
2025
2026
2027
2028+

~90% of debt & **~80%** of cash in USD (5)

Average interest rates of **7.6%** in USD and **51.1%** in Pesos (5)

Average life of **6.04** years(5)

Net Debt /LTM Adj. EBITDA **2.1x** (3)(4)



(1) As of December 31, 2019. Excludes IFRS 16 effects.
(2) Converted to USD using the December 31, 2019 exchange rate of Ps 59.79 to U.S $1.00.
(3) Includes cash & equivalents, including Argentine sovereign bonds BONAR 2020 and BONAR 2021.
(4) Net debt is calculated as total debt less cash & equivalents. Net debt to LTM Adj. EBITDA calculated in USD. Net debt at period end exchange rate of Ps 59.79 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters.
(5) Refers to YPF on a stand-alone basis

17

2020 GUIDANCE ADJUSTED EBITDA $3 BN AREA CAPEX $2.8 BN AREA CRUDE OIL PRODUCTION +2% area NATURAL GAS PRODUCTION -8% AREA NET DEBT FLAT Profitability over growth Strict financial discipline More focus on oil, less in gas Active portfolio management OUTLOOK 2020

QUESTIONS AND ANSWERS Full year and 4th quarter earnings webcast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer